

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   October 17, 2016

<u>Via E-mail</u>
Kevin Chin
Chairman
VivoPower International PLC
23 Hanover Square
Mayfair
London W1S 1JB, UK

> **Re: VivoPower International PLC**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed October 3, 2016**
> **File No. 333-213297**

Dear Mr. Chin:

  We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>General</u>

1.   Please limit your "Notice of Extraordinary General Meeting of Shareholders" to one page.

<u>Opinion of Financial Advisor to the Board of Directors of ARWA, page 59</u>

2.   We note your revised disclosure in response to comment 24 in our letter dated September 20, 2016 does not clearly disclose the primary considerations and judgements Cassel Salpeter made in conducting its analysis. In your next amendment, please clearly present these primary considerations.

<u>Note 20 – Tax assets and liabilities, page F-43</u>

3.   Please provide us with a more comprehensive analysis regarding your determination that the deferred tax asset resulting from tax losses will be recoverable. We note your disclosure that you are using estimated future taxable income based on the approved business plan for the subsidiary, but we also note that the subsidiary incurred a substantial operating loss in the fiscal year 2016. Further, please tell us whether the subsidiary has recorded taxable income through the first six months of FY 2017.

Kevin Chin
VivoPower International PLC
October 17, 2016
Page 2

Report of Independent Registered Public Accounting Firm, page F-49

4.   We note certain amounts within your audited financial statements for fiscal years 2015 and 2016 have changed and your auditor has provided you with an audit opinion, which is now dated as of September 30, 2016.   Please explain why the changes to your financial statements do not represent a restatement requiring the disclosures contemplated in paragraph 49 of IAS 8. In addition, please have your auditors provide us with an explanation regarding why their audit opinion should not be dual dated and include an explanatory paragraph.

Exhibits 23.3 and 23.4

5.   Please request that your auditor provide you with consents which reference the amended Form F-4.

        You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc: Via E-mail
        Jeffrey Gallant
        Graubard Miller